EX 99.77(N)



Exhibit 77.(N)

During the six months ending June 30, 2004, Van Eck Associates Corp., the Adviser made a capital contribution of 470,355 to the U. S. Government Money Fund, in order to maintain a constant net asset value of $1.00 per share.